

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 13, 2016

<u>Via E-mail</u>
Maxim Temnikov
President and Chief Executive Officer
Helpful Alliance Company
700 West Hillsboro Blvd., Suite 1-100
Deerfield Beach, FL 33441

> **Re: Helpful Alliance Company**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed June 3, 2016**
> **File No. 333-205358**

Dear Mr. Temnikov:

We have reviewed your registration statement and have the following comments:

<u>Prospectus Summary, page 1</u>

1. You refer here and in your Business section to expected profits from your projects and expected increases in value to the land you intend to purchase in Henrico upon your obtaining plan of development approvals. Please revise to provide a reasonable basis for the projections that you include in your prospectus, as contemplated by Item 10(b) of Regulation S-K.

<u>Land and Property Division, page 1</u>

2. In the third paragraph of this section, please clarify whether you expect to use proceeds of this offering toward the purchase of the 468 acre parcel in Henrico.

<u>Risk Factors, page 10</u>

3. Please include a discussion of the risks attendant to your plans to leverage the land underlying your Seasons Creek project to satisfy your debt to Zimas, discussed on pages 37, 46, 55 and 94. For example, please discuss what may occur if you are unable to secure a loan using the land at Seasons Creek as collateral, if a loan is not at terms acceptable to you, or if you are unable to repay such secured debt and the land at Seasons Creek is foreclosed upon.

<u>Since our inception, our assets have mainly consisted of loans . . ., page 12</u>

4. Please revise references here and throughout the prospectus to the "affiliated borrower" that defaulted on loans from you totaling $460,000 plus interest, and which you have now recorded a 100% allowance. In each instance, please identify the borrower as Helpful Technologies, Inc., and clarify that that entity is controlled by your CEO and interim CFO, Messrs. Temnikov and Gurin, and your 20% stockholder FVZ, LLC, as suggested elsewhere in the prospectus.

<u>Our success is highly dependent on our management team, page 14</u>

5. Please revise your statements, here and on page 87, to the effect that you are disclosing unverified information which may correct or incorrect. Please note that you are responsible for the accuracy of the information in your prospectus. Note that we do not object to your statement that the information is as reported in Russian media.

<u>Use of Proceeds, page 32</u>

6. We note that in your Business section on page 67, you discuss your plans for using proceeds from this offering toward the purchase the parcel in Henrico and to fund your efforts to rezone and obtain plan of development approvals for River City Park, but you do not reflect those plans here. Please revise.

7. In the first paragraph under the "Allocation" table in this section, you state that you will allocate $3.25 million toward Seasons Creek, provided that you sell all 14.5 million shares in the offering. However, your table showing the use of offering proceeds shows that you will allocate $3.25 million toward Seasons Creek even if you only sell 25% of the offering. Please reconcile your disclosures to clarify your intent to allocate funds to the Seasons Creek project.

<u>Satisfaction of Current Liabilities, page 36</u>

8. Please disclose whether you have any current arrangements or understandings with Ameri Finance regarding the sale of $200,000 of your notes to that entity. Please also reconcile your disclosure here and on page 94 regarding the means by which you plan to repay $600,000 to Zimas.

9. Where you discuss disposing of your notes receivable as a source of funds to repay your note to Zimas here and on page 46, please explain why you believe the notes would be marketable at full face value of $460,000, given that you have taken bad debt allowances on these notes.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42</u>

10. In the second paragraph on page 46, please clarify impact of the "waiver of cash proffers in the amount of approximately $18,996 per lot under plan of development" on your Seasons Creek project and on your ability to leverage the parcel of land underlying the project.

<u>Interest Expense, page 49</u>

11. Please revise the first paragraph to clearly and distinctly describe each of the separate notes, the interest you paid and their repayment status. Please also specifically identify the lender under each of these notes.   The current disclosure is difficult to follow because the discussion of each note is not distinct and it appears you may have repeated some disclosures in this section. Consider describing each note under its own subheading within this section.

<u>Liquidity & Capital Resources, page 55</u>

12. You state here that you anticipate receiving additional notes payable from your founders in an aggregate amount of approximately $100,000 and an additional loan of approximately $700,000 using your Seasons Creek as collateral land. Please clarify whether you have any arrangements with your founders or a third party for these notes payable or the leveraging of your Seasons Creek land. Please also clarify your statement that this infusion of $800,000 will be sufficient to fund your operations for the next six months in light of your $600,000 in debt maturing on June 30, 2016.

<u>Business, page 65</u>

<u>Land and Property Division, page 66</u>

13. You indicate that you may use from $7 to $10 million of proceeds of the offering to finance a "partial purchase of land" in Henrico. Please clarify what you mean by this statement. For example, do you mean that you might purchase less than the entire 468 acre parcel, or that you will need to obtain funding from other sources to pay the balance of the purchase price for this property? Please also clarify whether the purchase price for the property is set, and if so, the amount of the purchase price, or whether it remains subject to negotiation with the seller. Lastly, please clarify, if true, that you currently do not have any contract with the seller to purchase this property.

<u>Involvement in Certain Legal Proceedings, page 72</u>

14. You requested confidential treatment for a portion of your response to comment 8 of our letter dated April 22, 2016. Please keep in mind that we will publicly post filing review

correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm).   If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us, as required by the rule. If you wish to resubmit your supplemental response dated June 2, 2016 with a request for confidential treatment for redacted portions of that response under Rule 83, we will consider granting that request.

<u>Notes Receivable – Related Parties, page 96</u>

15. Please revise to clarify why HCG only remitted $70,109 of the $101,443 that it received from Anthony Chao to you, as disclosed in the third bullet point under this heading.

You may contact Tracie Mariner at (202)551-3744 or Al Pavot at (202)551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and Construction

CC: Philip Magri, Esq. (*via e-mail*)
          Magri Law, LLC